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                             November 29, 2023

       Anthony Saladino
       Chief Financial Officer
       Plymouth Industrial REIT, Inc.
       20 Custom House St, 11th Floor
       Boston, MA 02110

                                                        Re: Plymouth Industrial
REIT, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-38106

       Dear Anthony Saladino:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Supplemental Earnings Measures, page 37

   1. Please tell us and disclose in future filings the reasons why management believes that the presentation of Core
FFO, a discrete non-GAAP measure in addition to FFO and
                                                        AFFO, provides useful
information to investors regarding the registrant's financial condition and results
of operations. Also disclose any additional purposes for which management uses Core
FFO, to the extent material. Refer to Item 10(e)(i)(C-D) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters.
 Anthony Saladino
Plymouth Industrial REIT, Inc.
November 29, 2023
Page 2



FirstName LastNameAnthony Saladino            Sincerely,
Comapany NamePlymouth Industrial REIT, Inc.
                                              Division of Corporation Finance
November 29, 2023 Page 2                      Office of Real Estate &
Construction
FirstName LastName